Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong [redacted]
Telephone: 2843 3111 Telex: HX 73071 Cables: E [redacted]
Facsimile: 2537 1013, 2810 0506 Email: mail@hec

Please address correspondence to
PO Box 915, GPO Hong Kong

2nd June 2006

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Form D2B Notification of Change of Particulars of Secretary and Director (Filed with the Hong Kong Companies Registry on 2nd June, 2006).

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 6/16

CR

公司註冊處

Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual ~~Secretary~~／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual ~~Secretary~~／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☒ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 尹志田

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
WAN	Chi Tin

(註 Note 7) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
A936912(3)	-

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: : LW/jh

請勿填寫本欄 **For Official Use**

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

公司編號 Company Number

46996

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual ~~Secretary~~／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

Name in Chinese	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) (c) 別名 Alias

Alias	日 DD	月 MM	年 YYYY

(註 Note 10) (d) 住址 Residential Address

Residential Address	國家 Country	日 DD	月 MM	年 YYYY
Flat A, 15/F., Block 10, Braemar Hill Mansions, 33 Braemar Hill Road, North Point, Hong Kong	CHINA	1	6	2006

(註 Note 11) (e) 電郵地址 E-mail Address

E-mail Address	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

Hong Kong Identity Card Number	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 46996

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 **Name in Chinese**:

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 **Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) **(d) 地址 Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

This Notification includes - **Continuation Sheet(s) A and** - **Continuation Sheet(s) B.**

簽署 Signed：

姓名 Name： Lillian Wong

董事 ~~Director~~／秘書 Secretary *

日期 Date： 2nd June 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)